New York Residential, Inc.
15 West 72nd Street, Suite 15K
New York, NY 10023

November 7, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:   Michael McTiernan, Special Counsel

Re:	New York Residential, Inc. Amendment No. 4 to Registration Statement on Form SB-2 on Form S-1 Filed November 7, 2008 File No. 333-141653

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), New York Residential, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, November 11, 2008, or as soon thereafter as possible.

In connection herewith, the Company hereby acknowledges the following:

•
that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

New York Residential, Inc.

By:	/s/ Robert Kornstein
Name: Robert Kornstein
Title: President and CEO

cc:	Phil Rothenberg
Jennifer Gowetski